Exhibit 99.1

SHARYLAND UTILITIES, L.P. Consolidated Financial Statements March 31, 2015 (Unaudited)

SHARYLAND UTILITIES, L.P.

Consolidated Balance Sheets

(In thousands)

(Unaudited)

	March 31,	December 31,
	2015	2014
Assets
Property, Plant and Equipment - net	$1,299,166	$1,230,171

Current Assets
Cash and cash equivalents	25,497	7,383
Accounts receivable, net	35,887	33,580
Due from affiliates	18,404	32,292
Prepayments and other current assets	1,074	1,695
Total current assets	80,862	74,950

Goodwill	1,100	1,100
Deferred Charges – Regulatory Assets, net	37,847	38,834

Total Assets	$1,418,975	$1,345,055

Partners’ Capital and Liabilities
Partners’ Capital
General partner	$67	$26
Limited partner	11,457	7,413
Total partners’ capital	11,524	7,439

Long Term Financing Obligation	1,283,918	1,218,558
Regulatory Liabilities	3,147	3,505
OPEB and Other Liabilities	11,175	9,006

Total Capitalization	1,309,764	1,238,508

Commitments and Contingencies	—	—

Current Liabilities
Accounts payable and accrued liabilities	40,591	49,926
Short-term borrowing	5,000	—
Short-term borrowing from affiliates	6,500	—
Current portion of financing obligation	31,222	32,480
Due to affiliates	23,279	21,999
Current state margin tax payable	2,619	2,142
Total current liabilities	109,211	106,547

Total Partners’ Capital and Liabilities	$1,418,975	$1,345,055

See accompanying notes to the consolidated financial statements.

SHARYLAND UTILITIES, L.P.

Consolidated Statements of Operations

(In thousands)

(Unaudited)

	Three Months Ended
	March 31,
	2015	2014
Revenues	$63,639	$87,627

Operating Expenses
Purchased power	—	36,730
Distribution expense	6,639	5,241
Transmission expense	5,859	1,713
General and administrative expense	10,175	8,885
Depreciation and amortization	7,618	7,868
Total operating expenses	30,291	60,437

Operating Income	33,348	27,190

Other Expense - Net
Interest expense, net	(29,140)	(23,680)
Other income	65	89
Tax reimbursements for contributions in aid of construction	289	469
Total other expense	(28,786)	(23,122)

Net Income Before Income Taxes	4,562	4,068

Income Tax Expense	477	486

Net Income	$4,085	$3,582

See accompanying notes to the consolidated financial statements.

SHARYLAND UTILITIES, L.P.

Consolidated Statements of Partners’ Capital

Three Months Ended March 31, 2015

(In thousands)

(Unaudited)

	General	Limited	Total
	Partner	Partner	Partners' Capital
Balance at December, 2014	$26	$7,413	$7,439
Net Income	41	4,044	4,085
Balance at March 31, 2015	$67	$11,457	$11,524

See accompanying notes to the consolidated financial statements.

SHARYLAND UTILITIES, L.P.

Consolidated Statements of Cash Flows

(In thousands)

(Unaudited)

	Three Months Ended
	March 31,
	2015	2014
Cash Flows from Operating Activities
Net Income	$4,085	$3,582
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	6,822	7,868
Amortization of deferred costs	796	13
Changes in assets and liabilities:
Prepayments and other current assets	621	433
Accounts receivable	(2,307)	(12,679)
Due from affiliates	13,888	21,093
Accounts payable, accrued liabilities and other	(7,167)	(11,435)
Purchased power payable	—	4,519
Due to affiliates	1,280	3,707
State margin tax payable	477	485
Deferred charges - regulatory assets and liabilities	(167)	(503)
Net cash provided by operating activities	18,328	17,083

Cash Flows from Investing Activities
Additions to general plant	(1,759)	(1,006)
Net cash used in investing activities	(1,759)	(1,006)

Cash Flows from Financing Activities
Proceeds from short-term borrowing	5,000	—
Proceeds from short-term borrowing from affiliates	10,000	—
Repayments of short-term borrowing from affiliates	(3,500)	—
Repayments of financing obligation	(9,955)	(12,584)
Net cash provided by (used in) financing activities	1,545	(12,584)

Net increase in cash and cash equivalents	18,114	3,493

Cash and cash equivalents at beginning of period	7,383	8,379

Cash and Cash Equivalents at end of period	$25,497	$11,872

Supplemental disclosure of cash flow information

Cash paid for interest	$28,171	$19,865

Cash paid for margin taxes	$—	$—

Noncash change in regulatory pension cost	$—	$—

Noncash financing obligations incurred	$74,058	$35,609

See accompanying notes to the consolidated financial statements.

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements

March 31, 2015

(Unaudited)

(1)	Description of Business and Summary of Significant Accounting Policies
(a)	Description of Business

Sharyland Utilities, L.P. (the Partnership or SULP) was organized as a Texas limited partnership on November 3, 1998, as an electrical distribution utility located in Hidalgo County, Texas.

The Partnership currently serves over 50,000 electric delivery points in 29 counties throughout Texas. The Partnership’s customers are principally residential, commercial and irrigation customers located in the cities of Mission and McAllen, Texas in the outlying areas of Hidalgo County in south Texas, in the Midland-Stanton area of west Texas, in the central Texas area around Brady, and in northeast Texas in Hunt, Collin and Fannin Counties. The Partnership is also engaged in the transmission of electricity throughout Texas. Those transmission activities include: a 138 Kilovolt (kV) looped system 305 miles in length through SU FERC, L.L.C. (SU FERC) (the sole subsidiary) and through a 300 megawatt (MW) high-voltage direct current transmission interconnection between Texas and Mexico (Railroad DC Tie); and a 298 mile 345 kV transmission loop in the Texas Panhandle and South Plains near Amarillo, Texas.

On August 17, 2012, the Public Utility Commission of Texas (PUCT) approved the retail competition plan filed by the Partnership that transitioned its Stanton, Brady, and Celeste service territories to retail electric competition starting on May 1, 2014. The Partnership’s retail customers in these service territories previously did not have the option to purchase their power in the competitive retail electric markets. Their electric rates were regulated and set by the PUCT. In order to receive new “wires only” rates to serve these customers, the Partnership filed a rate case using 2012 “test year” data on May 31, 2013 under Docket No. 41474. During the year of 2013, the rate case was litigated, and a final settlement was reached and rates were approved by the PUCT at its meeting held on January 23, 2014. These new rates went into effect as each customer’s meters were read after May 1, 2014. In addition, to achieve this movement of customers, the Partnership constructed various interconnections with the Electric Reliability Council of Texas (ERCOT) System and disconnected from the Southwest Power Pool (SPP) System in December of 2013.

The Partnership leases all of its transmission and distribution assets from a related party, Sharyland Distribution & Transmission Services, L.L.C. (SDTS) and its subsidiaries SDTS FERC, L.L.C. (SDTS FERC) and Sharyland Projects, L.L.C. (SPLLC), under Master Lease Agreements. See Note 2.

The interim financial information presented in the consolidated financial statements included in this report is unaudited and, in the opinion of management, includes all adjustments of a normal recurring nature necessary to present fairly the consolidated financial position as of March 31, 2015, the changes in the consolidated statement of Partners’ Capital for the three months ended March 31, 2015, Statements of Operations and Cash Flows for the three months ended March 31, 2015 and 2014. The results of the interim periods shown in this report are not necessarily indicative of the final results to be expected for the full year. The consolidated financial statements were prepared in accordance with Generally Accepted Accounting Principles (GAAP).  These consolidated financial statements and the accompanying notes should be read in conjunction with the Partnership’s audited financial statements for the year ended December 31, 2014.

(b)	Principles of Consolidation and Presentation

All significant intercompany balances and transactions have been eliminated. The Partnership maintains accounting records in accordance with the uniform system of accounts, as prescribed by the Federal Energy Regulatory Commission (FERC). The Partnership’s consolidated financial statements reflect the effects of the different rate making principles mandated by the FERC and PUCT regulating its operations.

(c)	Use of Estimates

The preparation of the Partnership’s consolidated financial statements in accordance with Generally Accepted Accounting Principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements

(Unaudited)

(2)	Master Lease Agreements

The Partnership leases all of its Transmission and Distribution (T&D) assets from related parties, SDTS and its subsidiaries, under Master Lease Agreements (MLA). Also under these same MLAs, SDTS is responsible for funding all prudently incurred electric plant capital expenditures deemed necessary to serve customers by the Partnership. In accordance with the lease agreements, the Partnership is responsible for the maintenance and the operation of the T&D assets and for the compliance with all regulatory requirements of the PUCT, the FERC, and any other regulatory entity with jurisdiction over the T&D assets. The lease agreements obligate the Partnership to pay all property-related expenses, including maintenance, repairs, taxes on equipment in service, insurance, and to comply with the terms of the secured credit facilities and secured-term loan, if any, affecting the leased assets.

The MLA, as amended, expires at various dates from December 31, 2015 through December 31, 2022. Each agreement includes annual base payments while all but one agreement includes additional payments based upon percentage of revenue earned by the Partnership on the leased assets in excess of specified thresholds, which decrease over the term of the MLA. The rate used to calculate additional payments varies by lease and ranges from a high of 37% to a low of 23% over the term of the agreements. Fixed payments were approximately $31.5 million and $24.8 million for the three months ended March 31, 2015 and 2014, respectively.

The Partnership’s lease agreements include a rent validation after year end to true up lease payments for the difference between actual and estimated incremental capital expenditures placed in service. As a result of the rent validation, the Partnership made additional fixed payments of approximately $2.4 million on March 31, 2015 and the Partnership received approximately $2.5 million for over payments of variable payments associated with the year ended December 31, 2014.

The leases are subject to failed sale-leaseback accounting.  See Note 3.

The Partnership is also subject to certain restrictive covenants, including indebtedness limits, contained in the lease agreements. The Partnership was in compliance with all covenants as of March 31, 2015.

(3)	Failed Sale Leaseback – Financing Obligation

The Partnership leases all of its T&D assets from related parties, SDTS and its subsidiaries.  SDTS has legal title to the T&D assets. The Partnership, as a managing member of SDTS, has the exclusive power and authority on behalf of SDTS to manage, control, administer, and operate the T&D assets and business affairs of SDTS in accordance with the limited liability company agreement governing SDTS. These rights and obligations constitute continuing involvement, which results in failed sale-leaseback (financing) accounting. Under failed sale-leaseback accounting, the Partnership is deemed owner of the assets under all master lease agreements, including assets currently under construction. Consequently, the T&D assets, including assets currently under construction and corresponding financial obligations are included in the Partnership’s Consolidated Balance Sheets. The leases are considered a failed sale-leaseback (financing) due to the Partnership’s continuing involvement in SDTS and due to the ongoing involvement in the construction of the T&D assets as defined by ASC Topic 840, Accounting for Leases.

Approximately $1.3 billion and $1.2 billion are included in long-term financing obligation liabilities related to the failed sale-leaseback (financing), as of March 31, 2015 and December 31, 2014, respectively. Approximately $31.2 million and $32.5 million of the failed sale-leaseback (financing) obligation are included in current liabilities as of March 31, 2015 and December 31, 2014, respectively.

Included in interest expense is interest on the failed sale-leaseback (financing). Interest expense on failed sale-leaseback (financing) was approximately $29.1 million and $23.6 million for the three months ended March 31, 2015 and 2014, respectively. The fixed portion of the failed sale-leaseback interest expense was approximately $22.6 million and $17.3 million for the three months ended March 31, 2015 and 2014, respectively. The variable portion of the failed sale-leaseback (financing) interest expense was approximately $6.5 million and $6.3 million for the three months ended March 31, 2015 and 2014, respectively.

As a result of the failed sale-leaseback (financing) transaction, the Partnership accounts for lease payments to the lessor as a financing obligation. Payments on the long-term financing obligation for the three months ended March 31, 2015 and 2014 were approximately $10.0 million and $12.6 million, respectively.

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements

(Unaudited)

Future payments of the financing obligation as of March 31, 2015 are as follows:

(In thousands)	Total
Year Ending December 31:
2015	$23,243
2016	20,146
2017	16,250
2018	14,386
2019	12,783
Thereafter	1,031,045
Total financing obligation	1,117,853
Less current portion of financing obligation	(31,222)
Leased system under construction obligation	173,494
Lease deferral (Note 5)	23,793
Long-term lease obligation	$1,283,918

The Partnership recorded depreciation expense of approximately $6.3 million and $7.3 million for the three months ended March 31, 2015 and 2014, respectively, related to the assets accounted for in accordance with failed sale-leaseback.

(4)	Property, Plant and Equipment - net

The major classes of property, plant and equipment at March 31, 2015 and December 31, 2014 are as follows:

	March 31,	December 31,
(In thousands)	2015	2014

Property, plant and equipment
Leased system	$1,318,614	$1,300,411
General plant	24,756	24,756
	1,343,370	1,325,167

Construction work in progress:
Leased system under construction	136,376	80,521
Leased system held for future use	37,118	37,118
General plant	1,988	229
	175,482	117,868

Other	79	79
Total Property, plant and equipment	1,518,931	1,443,114

Accumulated depreciation - Leased system	(205,428)	(199,112)
Accumulated depreciation - General plant	(14,337)	(13,831)

Property, Plant, and Equipment - net	$1,299,166	$1,230,171

See Note 3 in regards to leased system and leased system under construction.

Leased system held for future use includes approximately 66 miles of existing transmission lines and two substations located near Stanton, Texas purchased on December 30, 2013 by SDTS from Southwestern Public Service Company.  The transmission lines will be incorporated in the existing MLA once placed into service.

General plant consists of a warehouse, furniture, fixtures, equipment, and vehicles.

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements

(Unaudited)

(5)	Regulatory Assets - Liabilities

Deferred Charges – Regulatory Assets, Net

Regulatory assets represent probable future recovery of costs from customers through the regulatory ratemaking process.  The table below provides detail of other deferred charges that are included on the Partnership’s Consolidated Balance Sheets as of March 31, 2015 and December 31, 2014.

	March 31, 2015			December 31, 2014
	Gross		Net	Gross		Net
	Carrying	Accumulated	Carrying	Carrying	Accumulated	Carrying
(In thousands)	Amount	Amortization	Amount	Amount	Amortization	Amount

Deferred financing costs	$1,069	$(281)	$788	$1,069	(267)	$802
Deferred costs recoverable in future years
Inception operating costs	23,793	—	23,793	23,793	—	23,793
Rate case costs	5,215	(691)	4,524	5,158	(111)	5,047
Study costs	3,587	(545)	3,042	3,587	(373)	3,214
Under-recovered TCRF	2,680	—	2,680	3,172	—	3,172
Transition to competition	1,934	(110)	1,824	1,934	(80)	1,854
Postretirement benefit costs	784	—	784	784	—	784
Advanced metering costs	412	—	412	168	—	168
Net Deferred Charges - Regulatory Assets	$39,474	$(1,627)	$37,847	$39,665	$(831)	$38,834

The Partnership filed a rate case with the PUCT under Docket No. 41474 (2013 rate case) to adjust the retail delivery tariff for the Stanton, Brady, and Celeste customers. The application was based on a test year ended December 31, 2012, with an effective date of May 1, 2014. The final order was issued January 23, 2014. The final order of the 2013 rate case addressed recovery for costs associated with the transition to competition and certain study costs. Recovery of those costs began when the new tariff went into effect on May 1, 2014. In addition to those costs, the recovery of the 2013 rate case expenses went into effect on December 1, 2014 under a separate docket – PUCT Docket No. 41723.

The inception operating costs of approximately $23.8 million at March 31, 2015 and December 31, 2014 represent operating costs incurred from inception through December 31, 2007. The 2013 rate case settlement established that the Partnership may seek recovery in a future rate case, pursuant to the mechanism established in Docket Nos. 21591 and 27556, of the inception operating costs plus related return on rate base. If the Partnership is successful in recovery of such costs in future rates, provisions of the master lease agreement with SDTS will be adjusted to compensate SDTS for cost recovery. Consequently, the Partnership has recorded a corresponding liability in financing obligation.

Regulatory Liabilities

Regulatory liabilities represent probable future refunds associated with the over-recovery of costs from customers through the regulatory ratemaking process. As of March 31, 2015 and December 31, 2014, approximately $3.1 million and $3.5 million, respectively, are included in regulatory liabilities on the Consolidated Balance Sheets. The following table provides a detail of the regulatory liabilities.

	March 31,	December 31,
	2015	2014
	Carrying	Carrying
(In thousands)	Amount	Amount
Power cost recovery factor (Note 9)	$1,168	$1,830
Energy efficiency cost recovery factor	1,389	1,307
Postretirement benefits collections	590	368

Regulatory liabilities	$3,147	$3,505

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements

(Unaudited)

(6)	Related-Party Transactions

The Partnership made payments associated with the lease of the T&D assets to SDTS of approximately $38.0 million and $32.5 million during the three months ended March 31, 2015 and 2014, respectively.

The Partnership received payments throughout the period related to the acquisition of gross property plant and equipment related to its existing asset build out on the T&D assets from SDTS of approximately $66.3 million and $45.4 million for the three months ended March 31, 2015 and 2014, respectively. These costs are included on the Consolidated Balance Sheet under Property, Plant and Equipment - net as leased system.

The Partnership received payments of $750,000 and $606,000 during the three months ended March 31, 2015 and 2014, respectively, for contracted services, direct labor, materials and supervision associated with the construction of the 345 kV transmission loop project in the panhandle of Texas and interconnections from SPLLC. These costs for this project are included on the Consolidated Balance Sheet under Property, Plant and Equipment - net as leased system.

The Partnership received payments of $8.7 million during the three months ended March 31, 2015 for contracted services, direct labor, materials and supervision associated with the Golden Spread interconnection into the 345 kV transmission loop in the panhandle of Texas from GS Project Entity, LLC. The cost for this project is included on the Consolidated Balance Sheet under Property, Plant and Equipment - net as leased system under construction.

On February 12, 2015, the Partnership received a subordinated and unsecured loan of $10.0 million from Loyal Trust No. 1, a related party. The note accrues interest at the greater of the three month London Inter-Bank Offered Rate (LIBOR) plus one hundred fifteen basis points as adjusted or at the floating JP Morgan Chase Prime Rate with all interest compounded semiannually. The note matures on February 12, 2016. As of March 31, 2015, the Partnership had $6.5 million outstanding on the subordinated note.  The interest expense and fees on the subordinated note were approximately $42,000 for the three months ended March 31, 2015.

An affiliate of the Partnership provides services to the Partnership at contractually agreed upon rates per hour and set amounts for infrastructure support. Charges for such services included in general and administrative expense in the accompanying Consolidated Statements of Operations amounted to approximately $951,000  and $439,000 for the three months ended March 31, 2015 and 2014, respectively. Accrued fees included in due to affiliates on the Partnership’s Consolidated Balance Sheets related to these charges were approximately $441,000 and $303,000 as of March 31, 2015 and December 31, 2014, respectively.

(7)	Allocation of Partners’ Capital

Revenues, income, gains, losses, expenditures, deductions, credits and distributions, as defined in the partnership agreement, are allocated 1 percent to the general partner and 99 percent to the limited partner.

(8)	Credit Facility

On May 15, 2014, the Partnership entered into an unsecured revolving credit facility of $5.0 million with Amegy Bank. The credit facility accrues interest on the outstanding balance at the Prime Rate. At December 31, 2014, Prime Rate was at 3.25%. In addition to the interest on the outstanding balance, interest accrues at 0.35% for the unused portion of the credit facility. The revolving credit facility expires on May 15, 2017.

As of March 31, 2015, the Partnership had $5.0 million outstanding on the revolving facility.  The interest expense and fees for the revolving credit facility were approximately $19,000 and $13,000 for the three months ended March 31, 2015 and 2014, respectively.

The agreement requires maintenance of certain financial ratios and imposes certain restricted covenants. The Partnership was in compliance with all covenants as of March 31, 2015 and December 31, 2014.

(9)	Purchased Power

From January 1, 2014 to May 1, 2014, the day before the move to competition, the Partnership purchased all of its electric power pursuant to long-term wholesale electric power contracts with Lower Colorado River Authority (LCRA), and Garland Power and

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements

(Unaudited)

Light (Garland).  As discussed in Note 1, after the move to competition the Partnership no longer purchases power for the end use customer. Power is procured by the retail electric provider (REP) selected by the end use customer.

The contracts for power covered kWh usage, kW demand levels, transmission, scheduling and ancillary services, and energy and fuel costs. The Partnership’s purchased power costs fluctuated primarily with the price of the fuel and usage. All costs associated with the purchased power were passed through to the end use customer. After the move to competition, revenue does not reflect the cost of purchased power being passed through the end use customer, therefore the cost of purchase power is not included as a component on the Partnership’s Consolidated Statement of Operations.

The Garland contract and the LCRA contract were terminated on May 31, 2014 upon moving to competition.

After the move to competition and a reconciliation of revenue received with costs incurred related to purchase power, an over-recovery balance of approximately $1.2 million and $1.8 million is included in regulatory liabilities in the Partnership’s Consolidated Balance Sheet as of March 31, 2015 and December 31, 2014, respectively.

(10)	Transmission Cost of Service

All Transmission Service Providers (TSPs) within Electric Reliability Council of Texas (ERCOT) provide open access transmission service and the costs are ultimately passed through to end-use customers. The PUCT regulates the transmission rates that are charged by the ERCOT TSPs. The Partnership is billed based on the Partnership’s pro rata share, during the prior year, of the average of ERCOT coincident peak demand for the months of June, July, August, and September (ERCOT 4CP), excluding the portion of coincident peak demand attributable to wholesale storage load. Each TSP files a tariff for transmission service to establish its rates, calculated as the TSP’s commission-approved transmission cost of service, or revenue requirement, divided by the aggregate ERCOT 4CP during the prior year. Therefore, the monthly transmission service charge to be paid by the Partnership is the product of each TSP’s monthly rate as specified in its tariff and the Partnership’s previous year’s share of the aggregate ERCOT 4CP.

Taking power over the ERCOT network requires the Partnership to pay fees regulated by the PUCT. The annual charges to use the ERCOT transmission network cover the period from January 1 through December 31 of each year. Because the use of the network is governed by ERCOT and falls under the jurisdiction of the PUCT, a contract is not required with each ERCOT TSP.

(11)	Postretirement Benefits

The Partnership provides continued major medical and dental coverage to retired employees and their dependents meeting certain eligibility requirements. The Partnership’s postretirement health care benefit plan provides prescription drug coverage. The Medicare Prescription Drug Improvement and Modernization Act of 2003 includes a federal subsidy for plans that offer prescription drug benefits that are actuarially equivalent to Medicare Part D. The Partnership and the actuarial advisors have determined that the prescription drug coverage provided by the Partnership’s postretirement health care benefit plan is actuarially equivalent to Medicare Part D, and accordingly, the subsidy provides some relief for ongoing retiree prescription costs.

The Partnership is required to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability on its balance sheet. Financial Accounting Standards Board (FASB) guidance requires an entity to include items that have not yet been recognized as net periodic postretirement benefit cost as a component of accumulated other comprehensive income. However, for a regulated utility this cost is allowed to be recorded as a regulatory asset if: (i) the utility has historically recovered and currently recovers postretirement benefit plan expenses in its electric rates; and (ii) there is no negative evidence that the existing regulatory treatment will change. The Partnership has recorded the unrecognized components of net periodic postretirement benefit cost as a regulatory asset as these expenses are probable of future recovery.

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements

(Unaudited)

(12)	Commitments and Contingencies

Leases

The Partnership has various obligations under operating leases pertaining to equipment, facilities and office space. Charges for the operating leases included in general and administrative expense in the accompanying Consolidated Statements of Operations amounted to approximately $103,000 and $159,000 for the three months ended March 31, 2015 and 2014, respectively.  The following is a schedule of future minimum lease payments required under operating leases with a term of greater than 12 months at inception as of March 31, 2015:

(In thousands)
Year Ending December 31:
2015 - Q2, Q3 and Q4	$292
2016	322
2017	92
2018	46
2019	1
$753

Regulatory proceedings

The Partnership is involved in various legal and regulatory proceedings. While management is unable to predict the outcome of these proceedings, management does not believe that the ultimate resolution will have a materially adverse effect on the Partnership’s results of operation, cash flows or financial position.

(13)	Subsequent Events

The Partnership has evaluated subsequent events from the Consolidated Balance Sheets date through May 4, 2015, the date at which the Consolidated Financial Statements were made available to be issued, and determined there are no other items to disclose.